82-3172

DBS GROUP HOLDINGS

04010219

February 25, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

3-2

Dear Sirs

SUPPL

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141

Enc

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

3/3

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7124761I [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TONG KHUAN KENNETH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277125 [Retrieve Address]

Block/House No. : 80

Street Name : **MOUNT SINAI DRIVE**

Unit : # 06 - 05

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S7124761I	TAN TONG KHUAN KENNETH	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S7124761I	TAN TONG KHUAN KENNETH	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1488988890.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1488988890.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000533930A

Transaction No.	Company Registration No.	Company Name
C040067648	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000533930A

Date/Time : 25/02/2004 14:39

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,354.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

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:: online filing transactions
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7042190I [Retrieve Details]

Identification Type : * NRIC

Name : * LIM SHEN LIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550418 [Retrieve Address]

Block/House No. :

Street Name :

Unit : # 12 - 438

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [2000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [25/02/200] (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2512688B [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885 [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | [ ] | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 16000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

Save | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0020728D [Retrieve Details]

Identification Type : * NRIC

Name : * TAN BOON SIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310060 [Retrieve Address]

Block/House No. : 60

Street Name : **LORONG 4 TOA PAYOH**

Unit : # 25 - 113

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [ ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1292835A [Retrieve Details]

Identification Type : * NRIC

Name : * BAEY CHIN CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268817 [Retrieve Address]

Block/House No. : 1

Street Name : **FARRER ROAD**

Unit : # 04 - 04

Building/Estate Name : **TULIP GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for *subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : [1]

b) No. of shares allotted : [3000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [25/02/200] (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2560377Z [Retrieve Details]

Identification Type : * NRIC

Name : * FAIRLEN OOI CHOOI TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 487003 [Retrieve Address]

Block/House No. : 591A

Street Name : **UPPER CHANGI ROAD**

Unit : # -

Building/Estate Name : **APOLLO GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

[Save] [Reset] [Back]

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	S1589666C [Retrieve Details]
Identification Type : *	NRIC
Name : *	TONG LAY KUEN
Nationality : *	SINGAPOREAN (301)
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	(•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	456015 [Retrieve Address]
Block/House No. :	
Street Name :	
Unit :	# -
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address :	

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [10000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [25/02/200] (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * CECILIA LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1653590G [Retrieve Details]

Identification Type : * NRIC

Name : * SHANDINI DHANABALAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550542 [Retrieve Address]

Block/House No. : 542

Street Name : **SERANGOON NORTH AVENUE 4**

Unit : # 12 - 33

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1822124A [Retreive Details]

Identification Type : * NRIC

Name : * HO FOONG WAI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 576702 [Retrieve Address]

Block/House No. : 32

Street Name : **JALAN TELANG**

Unit : # -

Building/Estate Name : **SEMBAWANG HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *

Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6936853J [Retrieve Details]

Identification Type : * NRIC

Name : * TEO SIEW HOON DOROTHY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469978 [Retrieve Address]

Block/House No. : 52

Street Name : **BAYSHORE ROAD**

Unit : # 06 - 08

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1682313I [Retrieve Details]

Identification Type : * NRIC

Name : * HO CHEONG YEW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 298189 [Retrieve Address]

Block/House No. : 806

Street Name : **THOMSON ROAD**

Unit : # 11 - 11

Building/Estate Name : **THOMSON 800**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * s2585219B [Retrieve Details]

Identification Type : * NRIC

Name : * KUAN LI LI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 459896 [Retrieve Address]

Block/House No. : 49

Street Name : **BOWMONT GARDENS**

Unit : # -

Building/Estate Name : **FRANKEL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2568436B [Retrieve Details]

Identification Type : * NRIC

Name : * LONG YUIN LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288407 [Retrieve Address]

Block/House No. : 18

Street Name : **SHELFORD ROAD**

Unit : # -

Building/Estate Name : **SHELFORD VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7124761I [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TONG KHUAN KENNETH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277125 [Retrieve Address]

Block/House No. : 80

Street Name : **MOUNT SINAI DRIVE**

Unit : # 06 - 05

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [3000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [25/02/200] (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2539413E [Retrieve Details]

Identification Type : * NRIC

Name : * KEH LEONG KEE @ KEH SIONG KEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118571 [Retrieve Address]

Block/House No. : 200

Street Name : **PASIR PANJANG ROAD**

Unit : # 02 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S69005961 [Retrieve Details]

Identification Type : * NRIC

Name : * HO YUI LUM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589473 [Retrieve Address]

Block/House No. : 900

Street Name : **DUNEARN ROAD**

Unit : # 08 - 14

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1450761B [Retrieve Details]

Identification Type : * NRIC

Name : * LEE CHER LI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 548581 [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN TANI**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1638513A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG TECK KHIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466402 [Retrieve Address]

Block/House No. : 214

Street Name : **UPPER EAST COAST ROAD**

Unit : # 09 - 06

Building/Estate Name : **EASTERN LAGOON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for *subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1728274C [Retrieve Details]

Identification Type : * NRIC

Name : * CHOO TECK WOAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550542 [Retrieve Address]

Block/House No. : 542

Street Name : **SERANGOON NORTH AVENUE 4**

Unit : # 12 - 33

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *
Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0020728D	TAN BOON SIANG	Individual
S0146810C	EE HO INN	Individual
S0201412B	CECILIA LEE	Individual
S1292835A	BAEY CHIN CHENG	Individual
S1450761B	LEE CHER LI	Individual
S1589666C	TONG LAY KUEN	Individual
S1638513A	WONG TECK KHIM	Individual
S1653590G	SHANDINI DHANABALAN	Individual
S1682313I	HO CHEONG YEW	Individual
S1728274C	CHOO TECK WOAN	Individual
S1822124A	HO FOONG WAI	Individual
S2512688B	CHIN KOK SOON	Individual
S2539413E	KEH LEONG KEE @ KEH SIONG KEE	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual
S2568436B	LONG YUIN LEE	Individual
S2585219B	KUAN LI LI	Individual
S6900596I	HO YUI LUM	Individual
S6936853J	TEO SIEW HOON DOROTHY	Individual
S7042190I	LIM SHEN LIN	Individual
S7124761I	TAN TONG KHUAN KENNETH	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2512688B	CHIN KOK SOON	Individual
S1589666C	TONG LAY KUEN	Individual
S1638513A	WONG TECK KHIM	Individual
S2539413E	KEH LEONG KEE @ KEH SIONG KEE	Individual
S2568436B	LONG YUIN LEE	Individual
S0146810C	EE HO INN	Individual
S1292835A	BAEY CHIN CHENG	Individual
S1653590G	SHANDINI DHANABALAN	Individual
S2585219B	KUAN LI LI	Individual
S7124761I	TAN TONG KHUAN KENNETH	Individual
S6900596I	HO YUI LUM	Individual
S1728274C	CHOO TECK WOAN	Individual
S0201412B	CECILIA LEE	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual
S1450761B	LEE CHER LI	Individual
S7042190I	LIM SHEN LIN	Individual
S0020728D	TAN BOON SIANG	Individual
S1822124A	HO FOONG WAI	Individual
S6936853J	TEO SIEW HOON DOROTHY	Individual
S1682313I	HO CHEONG YEW	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1489060890.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1489060890.00**	**86084215.00**	**0.00**

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000534148A

Transaction No.	Company Registration No.	Company Name
C040067880	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

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RECEIPT

Receipt No : RCB0000000534148A Date/Time : 25/02/2004 15:38
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,344.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS

February 20, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-G)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

UNAUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the year ended December 31, 2003.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

Hlc/jw
F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\31 oct 03\finance result.doc

News Release

DBS

Ref No: 07/2004

DBS FULL YEAR 2003 NET PROFIT DOWN 7% TO $1.03 BILLION; FOURTH QUARTER NET PROFIT UP 2% AT $292 MILLION

* * *

Fully integrated DBS Hong Kong supports Group results with 33% increase in 2003 net profit

* * *

BUSINESS MOMENTUM IN LENDING, WEALTH MANAGEMENT, INVESTMENT BANKING CONTINUES INTO THE NEW YEAR

SINGAPORE, February 20, 2004 - DBS Group Holdings (DBS) today announced net profit attributable to members of $292 million for the fourth quarter ended 31 December 2003, up 1.7% from the fourth quarter of 2002.

Net profit for the full year was down 6.6% to $1.03 billion from $1.10 billion the year before. The decline resulted mainly from changes in accounting policy on the classification and valuation of trading and investment securities.

Without the accounting changes, net profit for 2003 would be at $1.02 billion, similar to the level reported for 2002.

News Release

DBS

Financial Highlights

4Q 2003 versus 4Q 2002	2003 versus 2002
• Net profit up 1.7% to $292 million	• Net profit down 6.6% to $1.03 billion
• Cash* net profit up 11.7% to $402 million	• Cash* net profit up 5.8% to $1.46 billion
* * *	* * *
• Operating profit before goodwill amortisation and provisions down 2.1% to $571 million	• Operating profit before goodwill amortisation and provisions up 2.7% to $2.36 billion
• Provision charges down 54.7% to $82 million	• Provision charges down 0.6% to $541 million
• Non-performing loan (NPL) ratio improved to 5.2% from 6.1%	• NPL ratio improved to 5.2% from 6.1%
• Cash* ROA was 1.01% vs 0.97%	• Cash* ROA was 0.94% vs 0.91%
• Cash* ROE was 10.91% vs 10.20%	• Cash* ROE was 9.99% vs 9.95%
• Return on tangible equity (ROTE) was 21.98% vs 18.34%	• ROTE was 20.68% vs 18.75%
• Annualised Basic EPS* was $1.08 vs $0.97	• Basic EPS* was $0.98 vs $0.93

** Excluding goodwill amortisation*

Before goodwill amortisation and provisions, fourth quarter operating profit was 2.1% lower at $571 million. This was mainly attributable to lower net interest income and higher operating expenses. Expenses were up 2.3% to $482 million compared to the previous corresponding quarter, mainly because of higher revenue-related expenses.

Net profit in the fourth quarter was boosted by higher fee income and lower provisions. Interest margin dropped 16 basis points from 1.97% in the fourth quarter 2002 to 1.81% due to narrower spread on loans and debt securities in a competitive market and low interest rate environment. Total provisions fell 54.7% from $181 million in the year-ago quarter to $82 million because of lower charges for bad loans and writebacks from property and other assets.

News Release

Excluding goodwill amortisation, net profit attributable to members rose 11.7% to $402 million in the fourth quarter and 5.8% to $1.46 billion for the whole year.

DBS Bank (Hong Kong) Limited reported a 108.6% increase in fourth quarter net profit to $146 million. Operating profit after provisions rose 143.5% to $168 million. Net interest margin in Hong Kong improved to 2.45% in the fourth quarter, helped by the widening spread between the Prime and the HIBOR rates.

For the full year, DBS Bank (Hong Kong) net profit was 33.3% higher at $440 million.

DBS Vice-Chairman and CEO, Jackson Tai, said: "Our results were achieved against a backdrop of uneven business conditions in 2003. We lived through a first half slump in business and consumer confidence but the robust rebound in the second half has continued into the new year.

"For most of 2003, our strategy of diversifying our income base through fee-based businesses has helped us prevail in a period of persistent low interest rates and sluggish credit demand.

"We are expanding scale, distribution and customer access and are well-positioned to tap the opportunities that flow from the economic recovery."

Group net profit rose 31.9% in the second half of 2003 to $583 million from $442 million in the first half.

News Release

DBS

Strong non-interest income underpins Q4 Group operating income

Compared to fourth quarter last year, operating income was relatively flat at $1.05 billion. The relative stability of the Group's operating income was underpinned mainly by a 3.2% increase in non-interest income to $425 million, contributed by higher fees from stockbroking, investment banking, higher trading income and wealth management sales.

The ratio of non-interest income to operating income improved to 40.4% in the fourth quarter against 39.1% in the year-ago quarter. For full year 2003, the ratio rose to 43.4% from 36.2% a year ago.

In the fourth quarter, DBS expanded its loan book by 0.7% to $64.3 billion and 6% from the end of 2002, representing the fourth consecutive quarter of expansion.

Wealth management reached record level

DBS maintains its leadership in the distribution of retail wealth management products in Singapore and Hong Kong, the bulk of which was structured inhouse. Sales in 2003 reached a new record of $8.8 billion, nearly two times the volume of the previous year. In the fourth quarter, sales totalled $2.5 billion, comprising $1.1 billion in Singapore and $1.4 billion in Hong Kong.

In other consumer banking business, DBS announced in the fourth quarter a joint venture with the Shin Corporation Public Company of Thailand to form a consumer finance company called Capital OK. The joint venture will sell unsecured loan products including credit cards and personal credit lines through Advanced Info Services' nationwide retail outlets.

News Release

DBS

Stockbroking up, investment banking expands regionally

In December, DBS' Treasury & Markets led a revival of the call warrants market in Singapore with the successful launch of two major tranches of warrants on highly liquid Singapore shares.

This new business initiative boosted income for placement agent, DBS Vickers Securities, which on the back of a bouyant stock market, reported fee and commission of $60 million in the fourth quarter, up $40 million from the fourth quarter of 2002. For the full year, fee and commission income grew 42% to $169 million, marking the stockbroking business' highest contribution to Group fee income.

Fees from investment banking improved by 20% to $24 million while those from loan related activities rose 2.4% to $43 million in the fourth quarter.

DBS' investment banking team made several notable breakthroughs in the region last year and won numerous awards and accolades for its structured finance, syndicated loan and bond issues.

It became the first non-US bank to clinch the coveted IFR Asia's Loan House of the Year award, and lead-managed the first real estate investment trust for a Hong Kong issuer, the biggest bond issue and the biggest IPO in Singapore last year. It also led marquee deals in Malaysia, South Korea, Taiwan and Indonesia, raising US$265 million for Astro All Asia Networks, US$600 million for Hanaro Telecom and the NT$10.57 billion for Taiwan Broadband Communications.

News Release

DBS

Operating expenses up on higher brokerage commissions

Operating expenses rose 2.3% in the fourth quarter to $482 million mainly because of higher brokerage commissions paid for equity and derivative businesses. Cost to income ratio rose to 45.8% in the fourth quarter from 44.7% in the fourth quarter of 2002. However, full year operating expenses were down 0.5% to $1.84 billion while cost to income ratio improved to 43.9% from 44.6%.

NPLs decline, strongest asset quality post-Asian crisis

Asset quality was the strongest since the Asian financial crisis. Total non-performing loans (NPLs) fell 10.5% to $3.78 billion or 5.2% of total non-bank loans, at December 31, compared to $4.22 billion or 6.1% of total non-bank loans at the end of 2002. The overall grading of the NPLs remained stable – 73% were graded substandard and 27% were graded doubtful or loss.

Total provisions charged fell 54.7% to $82 million as the overall business climate improved. Specific loan provisions dropped 30.4% to $78 million. Properties and other assets saw a writeback of $14 million in the fourth quarter versus a charge of $39 million in the year-ago quarter. Total provision coverage of NPLs improved to 63.2% from 59.2% at the end of 2002.

At December 31, 2003, DBS' total capital adequacy ratio (CAR) stood at 15.1%, comfortably above the minimum 8% total CAR under BIS standards. DBS' Tier 1 CAR was 10.5%.

News Release

DBS

Dividend rate maintained

At its meeting today, the DBS Board recommended the payment of second-half dividend of 16 cents per share. Combined with the dividend of 14 cents per share in the first half 2003, the full year dividend was maintained at 30 cents per share with a dividend payout ratio of 36%.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia. The largest bank in Singapore and one of the top five in Hong Kong as measured by assets, DBS has dominant positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. In China, the bank has branches and representative offices in Shanghai, Beijing, Shenzhen, Fuzhou and Tianjin. The Bank's credit ratings are among the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

More information on the above announcement is available at www.dbs.com/investor. The presentation for journalists and analysts will be webcast from 1715 hours (Singapore and Hong Kong time)

For more information, contact:

Catherine Ong
Group Communications
DBS Bank
Email: cathong@dbs.com
Telephone: (65) 6878-3748
Fax: (65) 6222-4478
Mobile: (65) 9697-0007

Tony Raza
Investor Relations
DBS Bank
Email: anthonyr@dbs.com
Telephone: (65) 6878-4751
Fax: (65) 6226-3702
Mobile: (65) 9785-3259

DBS

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report audited financial results for the year ended December 31, 2003.

The Directors have recommended a gross final dividend of 16 cents for each DBSH non-voting convertible preference share ("CPS"), each DBSH non-voting redeemable CPS, and for each DBSH ordinary share. All final dividends will be paid less 22% Singapore income tax. Details of the proposed dividends in respect of the financial year ended December 31 are as follows:

In S$millions	2003	2002
DBSH Non-voting CPS		
Interim dividend* of 14 cents less 22% tax (2002: 14 cents less 22% tax)	2	2
Final dividend of 16 cents less 22% tax (2002: 16 cents less 22% tax)	3	3
	5	5
DBSH Non-voting redeemable CPS		
Interim dividend* of 14 cents less 22% tax (2002: 14 cents less 22% tax)	7	7
Final dividend of 16 cents less 22% tax (2002: 16 cents less 22% tax)	8	8
	15	15
DBSH Ordinary share		
Interim dividend* of 14 cents less 22% tax (2002: 14 cents less 22% tax)	161	161
Final dividend of 16 cents less 22% tax (2002: 16 cents less 22% tax)	183	183
	344	344

* Interim dividends were paid to entitled shareholders on August 28, 2003.

The proposed final dividends will be payable on May 19, 2004, subject to shareholders' approval at the Annual General Meeting to be held on April 30, 2004. Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from May 7, 2004 to May 10, 2004, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on May 6, 2004 will be registered to determine shareholders' entitlement to the proposed final dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

February 20, 2004
Singapore

More information on the above announcement is available at www.dbs.com/investor

Report of the Auditors
To the members of DBS Group Holdings Ltd (Incorporated In Singapore)

We have audited the accompanying financial statements of DBS Group Holdings Ltd ("the Company") and its subsidiaries ("the Group") for the year ended December 31, 2003. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2002 were audited by another firm of auditors whose report dated February 21, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the financial statements of the Company are properly drawn up in accordance with the provisions of the Companies Act ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2003, the results of the Group and of the Company and changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, and the financial statements of the subsidiaries in members' voluntary liquidation at December 31, 2003 being financial statements included in the consolidated financial statements. Details of these subsidiaries are disclosed in Note 29.2 and 29.3 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

Ernst & Young
Certified Public Accountants

February 20, 2004
Singapore

DBS

Performance Summary

Audited Financial Results
for the Year 2003

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contents | **Page**

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

S$millions	Year 2003	Year 2002[1/]	4th Qtr 2003	4th Qtr 2002[1/]	3rd Qtr 2003[1/]
For the period					
Income before operating expenses	**4,198**	4,146	**1,053**	1,054	1,113
Operating profit before goodwill amortisation and provisions	**2,357**	2,295	**571**	583	655
Operating profit before provisions	**1,927**	2,017	**461**	510	548
Net profit before taxation	**1,437**	1,518	**397**	335	405
Net profit attributable to members	**1,025**	1,097	**292**	287	291
Net profit attributable to members (excluding goodwill amortisation)	**1,455**	1,375	**402**	360	398
At period-end					
Shareholders' funds	**14,896**	14,237	**14,896**	14,237	14,614
Interest bearing assets	**133,451**	125,132	**133,451**	125,132	135,268
Customer loans [2/]	**64,335**	60,709	**64,335**	60,709	63,902
Customer deposits	**108,041**	101,315	**108,041**	101,315	107,056
Total assets	**159,595**	149,445	**159,595**	149,445	160,231
Per share (in S$)					
Basic earnings excluding goodwill amortisation [3/]	**0.98**	0.93	**1.08**	0.97	1.07
Basic earnings [3/]	**0.68**	0.74	**0.78**	0.77	0.78
Diluted earnings [3/]	**0.66**	0.71	**0.75**	0.74	0.75
Net asset value at period-end					
(i) based on existing ordinary share capital	**9.75**	9.30	**9.75**	9.30	9.56
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**9.58**	9.16	**9.58**	9.16	9.39
Net tangible asset value at period-end [4/]	**4.73**	4.07	**4.73**	4.07	4.46

Performance ratios

(%)	Year 2003	Year 2002[1/]	4th Qtr 2003	4th Qtr 2002[1/]	3rd Qtr 2003[1/]
On a GAAP basis					
Return on assets [3/]	**0.66**	0.73	**0.73**	0.77	0.73
Return on equity [3/]	**7.04**	7.94	**7.93**	8.14	8.00
Excluding goodwill amortisation					
Return on assets [3/]	**0.94**	0.91	**1.01**	0.97	1.00
Return on equity [3/]	**9.99**	9.95	**10.91**	10.20	10.93
Return on tangible equity [3/ 5/]	**20.68**	18.75	**21.98**	18.34	22.49
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**43.9**	44.6	**45.8**	44.7	41.2
As a percentage of total operating income:					
- net interest income	**56.6**	63.8	**59.6**	60.9	52.8
- non-interest income	**43.4**	36.2	**40.4**	39.1	47.2
BIS Capital ratios (at period-end)					
- Tier 1 capital	**10.5**	10.3	**10.5**	10.3	10.5
- Total capital	**15.1**	15.5	**15.1**	15.5	15.2

Notes:
1/ Figures for prior periods have been restated to reflect the changes in accounting policy (refer to Appendix VII).
2/ After deducting cumulative provisions.
3/ Earnings per share, return on assets, return on equity and return on tangible equity for the quarters are computed on an annualised basis.
4/ Computed based on total ordinary shareholders' funds after deduction of goodwill divided by total number of outstanding ordinary shares as at each period-end.
5/ Computed based on net profit attributable to members excluding goodwill amortisation divided by average shareholders' funds after deduction of average goodwill.

Financial Review

DBSH Group's operating profit before goodwill amortisation and provisions for 2003 was S$2.357 billion, a 2.7% increase over 2002. The improved year-on-year performance was principally due to an increase in non-interest income, driven by higher fee and commission income, stronger sales of treasury investment products and better trading income. At the same time, net interest income was lower, due to a decline in interest margins. After deducting S$430 million goodwill amortisation and S$541 million provision charge, net profit attributable to members ("NPAM") was 6.6% lower, at S$1.025 billion. The cost-to-income ratio (excluding goodwill amortisation) improved to 43.9% compared to 44.6% for 2002.

Compared to fourth quarter 2002 ("4th Qtr 2002"), fourth quarter 2003 ("4th Qtr 2003") operating profit before goodwill amortisation and provisions was 2.1% lower, at S$571 million. This was mainly due to lower net interest income and higher operating expenses. The reduction in net interest income to S$628 million was a result of intense competition in the loan market and a low interest rate environment. Operating expenses increased 2.3% to S$482 million, mainly attributable to higher revenue-related expenses as a result of increased business activities. After deducting S$110 million goodwill amortisation and S$82 million provision charge, NPAM showed a 1.7% increase over 4th Qtr 2002 and a marginal 0.3% increase over third quarter 2003 ("3rd Qtr 2003"). The cost-to-income ratio (excluding goodwill amortisation) was 45.8% in 4th Qtr 2003, 44.7% in 4th Qtr 2002 and 41.2% in 3rd Qtr 2003.

DBSH Group adopted accounting policy changes during the year, relating mainly to the measurement of trading and investment securities (as detailed in Appendix VII). If these accounting policies had not been adopted, 2003 NPAM would have been S$1.018 billion, compared to the S$1.017 billion previously reported for 2002.

Profit and Loss Account

S$millions	Year 2003	Year 2002[1/]	4th Qtr 2003	4th Qtr 2002[1/]	3rd Qtr 2003[1/]
Net interest income	**2,375**	2,645	**628**	642	588
Non-interest income	**1,823**	1,501	**425**	412	525
Income before operating expenses	**4,198**	4,146	**1,053**	1,054	1,113
Operating expenses	**(1,841)**	(1,851)	**(482)**	(471)	(458)
Operating profit before goodwill amortisation and provisions	**2,357**	2,295	**571**	583	655
Goodwill amortisation	**(430)**	(278)	**(110)**	(73)	(107)
Operating profit before provisions	**1,927**	2,017	**461**	510	548
Provisions	**(541)**	(544)	**(82)**	(181)	(154)
Operating profit	**1,386**	1,473	**379**	329	394
Share of profits less losses of associated and joint venture companies	**51**	45	**18**	6	11
Net profit before taxation	**1,437**	1,518	**397**	335	405
Taxation	**(349)**	(311)	**(85)**	(26)	(99)
Minority interests	**(63)**	(110)	**(20)**	(22)	(15)
Net profit attributable to members ("NPAM")	**1,025**	1,097	**292**	287	291
NPAM excluding goodwill amortisation	**1,455**	1,375	**402**	360	398

Note:
1/ Figures for prior periods have been restated to reflect the changes in accounting policy (refer to Appendix VII).

DBS Bank (Hong Kong) Limited

The acquisition of 71.6% of Dao Heng Bank Group Limited ("DHG") through DBS Diamond Holdings Limited ("DDH"), a subsidiary of DBS Bank Ltd, was completed on June 29, 2001. DBS Bank Ltd exercised its call option to acquire the remaining 28.4% of the DDH shares on January 10, 2003 following which DHG became a wholly-owned subsidiary of DBS Bank Ltd. Pursuant to the Hong Kong legislative and regulatory requirements, the legal merger of Dao Heng Bank Limited, Overseas Trust Bank Limited and DBS Kwong On Bank Limited was completed on July 21, 2003. The merged entity was named DBS Bank (Hong Kong) Limited on the same date.

Operating profit for 2003 showed a 38.1% year-on-year increase, mainly due to higher non-interest income and lower impairment charges for fixed assets. Non-interest income rose 40.7%, due to higher sales of treasury investment products and better trading income. Net interest income, however, was lower, and provisions were higher. The reduction in net interest income was mainly attributable to sluggish loan demand. Provisions were 9.8% higher than that for 2002, when there was a significant write-back in loan provisions. Operating expenses declined 2.9%, mainly through the streamlining of operations.

Compared to 4th Qtr 2002, operating profit in 4th Qtr 2003 was 143.5% higher due to higher operating income and lower provisions. Net interest income increased 8.2% mainly due to the wider spread between the Prime rate and HIBOR[1/]. Non-interest income increased 49.3% mainly due to higher sales of treasury investment products. Provision charge was 58.1% lower due to improving economic conditions and property prices.

Profit and Loss Account (Based on Hong Kong Generally Accepted Accounting Principles)[2/ 3/]

S$millions	Year 2003	Year 2002	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Net interest income	**800**	812	**211**	195	199
Non-interest income	**384**	273	**106**	71	113
Income before operating expenses	**1,184**	1,085	**317**	266	312
Operating expenses	**(476)**	(490)	**(123)**	(125)	(118)
Impairment of fixed assets	**(6)**	(53)	**-**	(10)	(3)
Operating profit before provisions	**702**	542	**194**	131	191
Provisions	**(180)**	(164)	**(26)**	(62)	(51)
Operating profit	**522**	378	**168**	69	140
Net profit before taxation	**523**	384	**168**	68	139
Net profit after taxation	**440**	330	**146**	70	116

Notes:
1/ HIBOR: Hong Kong Interbank Offer Rate
2/ The exchange rate used for all comparative periods is HK$1 = S$0.2190519.
3/ In the preparation of the consolidated DBSH Group accounts, appropriate adjustments were made to bring DBS Bank (Hong Kong) Limited accounts in line with Singapore Financial Reporting Standards ("FRS"). Under FRS, the contribution from DBS Bank (Hong Kong) Limited was as follows:

S$millions	Year 2003	Year 2002	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Net profit before taxation	530	392	**179**	84	148
Net profit after taxation	454	360	**158**	111	123

Exhibit 1
Group Net Interest Income and Net Interest Margin


S$m
3,000
2,500
2,000
1,500
1,000
500
0
(%)
3
2
1
0
2,035
2,039
2,257
2,645
2,375
1.97
1.87
1.68
1.72
1.81
642
599
560
588
628
1999 2000 2001 2002 2003
4Q02 1Q03 2Q03 3Q03 4Q03
Net Interest Income
Net Interest Margin (%)

Table 1
Group Net Interest Spread and Net Interest Margin

(%)	Year 2003	Year 2002
Gross interest yield	**2.72**	3.32
Net interest spread [1/]	**1.71**	1.88
Net interest margin [2/]	**1.78**	1.99

(%)	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Gross interest yield	**2.67**	3.18	2.67
Net interest spread [1/]	**1.76**	1.88	1.66
Net interest margin [2/]	**1.81**	1.97	1.72

Net Interest Income and Net Interest Margin

Net interest income for 2003 fell 10.2% to S$2.375 billion, as compared to 2002. The decrease was mainly due to narrower spread on loans and debt securities in a highly competitive loan market and low interest rate environment.

Net interest margin was 1.78% for 2003 compared to 1.99% for 2002.

Compared to 4th Qtr 2002, net interest income decreased 2.2% to S$628 million. The decrease was mainly due to a decline in interest margin from mortgages. However, compared to 3rd Qtr 2003, net interest income grew 6.8%, due to lower funding costs and continued re-balancing of asset composition.

Net interest margin for 4th Qtr 2003 was 1.81% compared to 1.97% in 4th Qtr 2002 and 1.72% in 3rd Qtr 2003.

Table 2
Group Net Interest Income and Net Interest Margin

S$millions	Year 2003 Avg[4/] balance	Year 2003 Interest	Year 2003 Avg rate (%)	Year 2002 Avg balance	Year 2002 Interest	Year 2002 Avg rate (%)
Customer loans and advances	**62,593**	**2,342**	**3.74**	64,221	2,705	4.21
Interbank items	**38,323**	**398**	**1.04**	45,055	766	1.70
Securities [3/]	**32,883**	**900**	**2.74**	23,375	935	4.00
Total interest bearing assets	**133,799**	**3,640**	**2.72**	132,651	4,406	3.32
Net interest income/margin		**2,375**	**1.78**		2,645	1.99

S$millions	4th Qtr 2003 Avg balance	4th Qtr 2003 Interest	4th Qtr 2003 Avg rate (%)	4th Qtr 2002 Avg balance	4th Qtr 2002 Interest	4th Qtr 2002 Avg rate (%)	3rd Qtr 2003 Avg balance	3rd Qtr 2003 Interest	3rd Qtr 2003 Avg rate (%)
Customer loans and advances	**63,965**	**575**	**3.57**	61,735	647	4.16	63,593	571	3.56
Interbank items	**34,542**	**88**	**1.01**	41,354	167	1.60	37,018	97	1.04
Securities [3/]	**38,876**	**262**	**2.67**	25,418	216	3.36	34,761	243	2.77
Total interest bearing assets	**137,383**	**925**	**2.67**	128,507	1,030	3.18	135,372	911	2.67
Net interest income/margin		**628**	**1.81**		642	1.97		588	1.72

Notes:
1/ Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds. For the quarters, it is computed on an annualised basis.
2/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. For the quarters, it is computed on an annualised basis.
3/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.
4/ Avg: Average

Table 3
Group Non-Interest Income

S$millions	Year 2003	Year 2002
Fee and commission income	884	797
Stockbroking	169	119
Investment banking	83	76
Trade and remittances	111	112
Loan related	155	145
Deposit related	103	108
Credit card	89	93
Fund management	38	36
Wealth management (unit trust distribution and bancassurance)	92	76
Others	44	32
Dividend and rental income	87	60
Other income	852	644
Net gain on treasury activities (including structured investment products)	648	397
Net gain on investment securities	183	214
Net gain on fixed assets	3	10
Others	18	23
Total	1,823	1,501
Non-interest income as a percentage of Operating income (%)	43.4	36.2

S$millions	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Fee and commission income	251	190	259
Stockbroking	60	20	59
Investment banking	24	20	30
Trade and remittances	29	28	28
Loan related	43	42	44
Deposit related	26	27	26
Credit card	24	23	24
Fund management	9	9	11
Wealth management (unit trust distribution and bancassurance)	23	11	27
Others	13	10	10
Dividend and rental income	21	13	25
Other income	153	209	241
Net gain on treasury activities (including structured investment products)	120	72	215
Net gain on investment securities	28	127	16
Net gain on fixed assets	3	5	1
Others	2	5	9
Total	425	412	525
Non-interest income as a percentage of Operating income (%)	40.4	39.1	47.2

Non-Interest Income

Fee and commission income in 2003 increased 10.9% to S$884 million over 2002. The increase was due to higher stockbroking fees following a buoyant equity market in the second half of 2003, improved wealth management sales and loan related earnings from increased syndicated loan activities.

Compared to 4th Qtr 2002, fee and commission income rose 32.1% due to increases in various categories of fee income, reflecting stronger economic activity. Fee and commission income was 3.1% lower than 3rd Qtr 2003 due to lower fees from investment banking and wealth management products.

Compared to 2002, other income for 2003 increased 32.3% to S$852 million, due to higher gains from interest rate trading and sale of investment products.

Other income in 4th Qtr 2003 was lower than 4th Qtr 2002 due to the one-off S$96 million profit from the sale of NatSteel Ltd shares in 2002. Compared to 3rd Qtr 2003, other income was lower due to lower gains from interest rate and bonds trading.

With the change in accounting policy (see Appendix VII), realised gains from Singapore Government securities held as investments were included in "Net gain on investment securities".

Table 4
Group Operating Expenses

S$millions	Year 2003	Year 2002
Staff costs	**865**	911
Occupancy expenses	**203**	219
Technology-related expenses	**287**	228
Revenue-related expenses	**183**	140
Others	**303**	353
Total	**1,841**	1,851
Cost-to-income ratio (%) (excluding goodwill amortisation)	**43.9**	44.6
Staff headcount number (at period-end)	**12,144**	12,035

S$millions	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Staff costs	**217**	225	219
Occupancy expenses	**54**	58	48
Technology-related expenses	**74**	66	68
Revenue-related expenses	**53**	32	48
Others	**84**	90	75
Total	**482**	471	458
Cost-to-income ratio (%) (excluding goodwill amortisation)	**45.8**	44.7	41.2
Staff headcount number (at period-end)	**12,144**	12,035	12,026

Operating Expenses

Excluding goodwill amortisation, year-on-year ("YOY") operating expenses declined 0.5%.

Staff costs showed a 5% decrease to S$865 million, largely due to staff reduction resulting from the outsourcing of certain technology-related functions in the Group. The increase in technology-related expenses was mainly due to investments in new systems, capacity enhancements to meet customer demands and payment of outsourcing fees. Revenue-related expenses, which include commission paid to remisiers and brokerage expenses, increased as a result of higher transaction volumes.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 43.9% for 2003 compared to 44.6% for 2002.

Fourth quarter 2003 operating expenses (excluding goodwill amortisation) rose 2.3% and 5.2% compared to 4th Qtr 2002 and 3rd Qtr 2003 respectively. The increase over 4th Qtr 2002 was attributable to higher revenue-related expenses as a result of improved equity market activities. Compared to 3rd Qtr 2003, the increase was due to higher professional fees incurred for technology-related projects, relocation and advertising expenses.

Cost-to-income ratio (excluding goodwill amortisation) was 45.8% in 4th Qtr 2003.

Table 5
Goodwill

S$millions	Year 2003	Year 2002
Unamortised balance at January 1	**7,693**	5,205
Acquisition of subsidiary companies	**108**	2,767
Amortisation for the year	**(430)**	(278)
Unamortised balance at December 31	**7,371**	7,693

Goodwill

On January 10, 2003, DBS Bank Ltd exercised its call option on the minority shareholders of DBS Diamond Holdings Limited ("DDH") to acquire the remaining 28.4% issued share capital of DDH. DDH owns 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from this acquisition was reflected in 2002 financial statements and is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation in 2003 increased when compared to 2002.

On September 11, 2003, DBS Bank Ltd purchased the remaining 336,175,960 ordinary shares in DBS Vickers Securities Holdings Pte Ltd ("DBSV"), increasing its equity interest in DBSV from 59.5% to 100%. Goodwill of S$108 million arising from this acquisition is amortised over a period of 8 years from October 2003.

Table 6
Group Provision Charge

S$millions	Year 2003	Year 2002
Loans	352	401
Securities	65	25
Properties and other assets	35	153
Specific provision	452	579
General provision	89	(35)
Total	541	544

S$millions	4th Qtr 2003	4th Qtr 2002	3rd Qtr 2003
Loans	78	112	122
Securities	7	29	-
Properties and other assets	(14)	39	(5)
Specific provision	71	180	117
General provision	11	1	37
Total	82	181	154

Provision Charge

Total provision charge was S$541 million for 2003. Approximately 71% of the total charge was related to non-bank loans.

Higher general provisions were made in 2003 following an increase in customer loans and investment securities. This increase contrasts with 2002 where customer loans declined and general provision reserves were released.

Total provision charge in 4th Qtr 2003 fell S$99 million and S$72 million compared to 4th Qtr 2002 and 3rd Qtr 2003 respectively. The decrease in provision charge was due to lower provision for loans as well as write-backs from properties and other assets.

Exhibit 2
Group Non-Performing Loans


S$m
(%)
10,000
8,000
6,000
4,000
2,000
0
20
15
10
5
0
7,088
8,149
13.0
4,411
4,512
4,224
5.7
6.1
4,133
4,163
4,143
3,780
5.9
5.9
5.7
5.2
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03

Note:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

Asset Quality

The volume of non-performing loans ("NPLs") declined to S$3.8 billion at the end of December 2003. Approximately S$1.4 billion of restructured NPLs continues to be included in the total volume of NPLs.

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.2% at the end of December 2003. The NPL rates for Singapore, Hong Kong and regional countries operations improved to 3.3%, 2.9% and 19% respectively at the end of December 2003 due to reduction in non-bank NPLs and higher loan base.

The Group's Hong Kong credit card business recorded a 1.5% delinquent loan rate for 90 days past due, down from 1.8% in 3rd Qtr 2003. The net charge-off rate for 2003 was 10.8%, down from the 11.8% rate for the first 9 months of 2003. The lower charge-off rate reflects the improving economic condition in Hong Kong.

Table 7
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Dec 31 2003	Dec 31 2002
Singapore	3.3	4.2
Hong Kong	2.9	3.5
Regional countries[1] (excl. DTDB[2])	19.0	40.6
DTDB	28.8	27.0
Other countries	8.5	8.7

Notes:
1/ Regional countries (RC) include Malaysia, Indonesia, Thailand, Korea and the Philippines
2/ DTDB : DBS Thai Danu Bank Public Company Limited

Exhibit 3
Group Non-Performing Loans – by Loan Grading


S$m
10,000
8,000
6,000
4,000
2,000
0
Substandard
Doubtful
Loss
7,086
8,149
3,799
5,121
951
452
2,336
2,576
4,411
4,512
4,224
3,607
3,411
3,114
258
282
252
546
819
858
4,133
4,163
4,143
3,780
3,077
3,017
2,936
2,777
240
295
316
204
816
851
891
799
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03

Loan Grading

As at end December 2003, the percentage classification of non-performing loans into substandard, doubtful and loss categories remains relatively unchanged compared to end December 2002 and end September 2003.

Of the total S$3.8 billion NPLs as at the end of December 2003, 73% were classified as substandard, 5% as doubtful and the remaining 22% in the loss category.

Exhibit 4
Group Cumulative Specific and General Provisions


S$m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,719
2,500
2,477
2,496
2,605
2,387
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of December 2003 was 124% of unsecured NPLs, and 63.2% of total NPLs.

Table 8
Group Key Balance Sheet Items

S$millions	Dec 31 2003	Dec 31 2002
Total assets	**159,595**	149,445
Customer loans [1/]	**64,335**	60,709
Customer deposits	**108,041**	101,315
Loan-to-deposit ratio (%)	**59.5**	59.9
Loan and non-trading debt securities-to-deposit ratio (%)	**79.7**	73.2

Note:
1/ After deducting cumulative provisions.

Balance Sheet

At the end of December 2003, total assets were S$159.6 billion. Compared to end December 2002, customer loans increased 6% to S$64.3 billion despite a highly competitive environment. The increase in loans was mainly accounted for by loans granted to "manufacturing", "general commerce" and "financial institutions, investment & holding companies" sectors. Customer deposits increased 6.6% to S$108 billion. The Group's loan-to-deposit ratio at the end of December 2003 was 59.5%. Adjusted for DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits would be 79.7%.

Table 9
Group Customer Deposits

S$millions	Dec 31 2003	Dec 31 2002
Analysed by Currency		
Singapore dollar	56,641	53,655
US dollar	23,309	20,096
Hong Kong dollar	17,241	18,731
Thai Baht	3,539	3,164
Others	7,311	5,669
Total	108,041	101,315
Analysed by Product		
Savings accounts (include S$ autosave)	48,028	43,047
Current accounts	10,486	8,975
Fixed deposits	45,130	46,026
Other deposits	4,397	3,267
Total	108,041	101,315

Table 10
Group Customer Loans

S$millions	Dec 31 2003	Dec 31 2002
Gross	66,414	62,901
Less:		
Specific provisions	1,151	1,288
General provisions	928	904
Net total	64,335	60,709
Including:		
Bills receivable	1,481	1,574
Loans	62,854	59,135
Net total	64,335	60,709
Industry Breakdown		
Manufacturing	6,434	5,856
Building & Construction	7,682	8,057
Housing Loans	22,289	21,910
General Commerce	6,634	5,707
Transportation, Storage & Communications	4,821	4,617
Financial Institutions, Investment & Holding Companies	5,559	3,626
Professionals & Private Individuals (except Housing Loans)	7,393	7,784
Others	5,602	5,344
Total (Gross)	66,414	62,901
Analysed by Currency and Fixed / Variable Rates		
Fixed rate [1/]		
Singapore dollar	8,867	8,359
Hong Kong dollar	262	460
US dollar	4	1
Thai Baht	945	862
Others	96	1
Sub-total	10,174	9,683
Variable rate [2/]		
Singapore dollar	21,026	21,673
Hong Kong dollar	20,089	20,238
US dollar	8,658	7,333
Thai Baht	2,393	2,128
Others	4,074	1,846
Sub-total	56,240	53,218
Total (Gross)	66,414	62,901

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 11
Group Capital

S$millions	Dec 31 2003	Dec 31 2002
Tier I Capital	9,624	8,393
Tier II Capital	4,261	4,233
Total Capital	13,885	12,626
Risk Weighted Assets	92,067	81,239

Exhibit 5
Group Capital Adequacy Ratio


(%)
25
20
15
10
5
0
15.8
19.2
18.9
17.4
15.5
14.5
14.2
15.2
15.1
1.2
3.5
4.5
5.2
5.2
4.7
4.5
4.7
4.6
1/
1998
1999
2000
2001
2002
Mar 03
Jun 03
Sep 03
Dec 03
Tier I
Tier II

Note:
1/ Compared to end December 2001, the reduction in the Tier 1 CAR ratio was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest.

Capital Adequacy Ratio

At end of December 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 15.1%, of which Tier I CAR was 10.5%.

Exhibit 6
Group Unrealised Valuation Surpluses


S$m
1,600
1,200
800
400
0
1,421
1,416
1,175
905
834
841
851
749
860
692
589
498
337
347
358
442
324
436
1998
1999
2000
2001
2002
Mar 03
Jun 03
Sep 03
Dec 03
Quoted Investments
Properties

Note:
1/ Unrealised valuation surpluses for 1998 to 2000 were not adjusted for the change in accounting policy on valuation of trading securities.

Unrealised Valuation Surpluses

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to S$860 million at the end of December 2003.

Geographical Segment Analysis

The following table analyses total assets, income before operating expenses and NPAM by geographical segments. Unless otherwise stated, the analysis of geographical segments are generally based on the location of the office recording the transactions.

Table 12
Group Geographical Segments

S$millions	Total assets	Distribution (%)	Income before operating expenses	Distribution (%)	Net profit attributable to members	Distribution (%)
Dec 31, 2003						
Singapore 1/	97,655	64	2,496	60	850	58
Hong Kong	39,101	26	1,335	32	486	33
Regional countries 1/	6,813	4	271	6	81	6
Rest of the world	8,655	6	96	2	38	3
Sub-total	152,224	100	4,198	100	1,455	100
Goodwill	7,371		-		(430)	
Total	159,595		4,198		1,025	
Dec 31, 2002						
Singapore 1/	93,100	66	2,567	62	937	68
Hong Kong	38,739	27	1,292	31	336	24
Regional countries 1/	5,003	4	199	5	67	5
Rest of the world	4,910	3	88	2	35	3
Sub-total	141,752	100	4,146	100	1,375	100
Goodwill	7,693		-		(278)	
Total	149,445		4,146		1,097	

Note:
1/ Special general provisions for regional exposures and additional provisions for DTDB's loans are booked in Singapore.

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Income before operating expenses and NPAM are based on the country in which the transactions are booked, except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans, which are booked in Singapore. Total assets are shown by the geographical area in which the assets are booked.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for 2003 over 2002.

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The increase in net profit after taxation (S$20 million, 6.3%) was largely due to lower expenses, offset in part by lower net interest income and higher provisions.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

The increase in net profit after taxation (S$15 million, 6.9%) was mainly attributable to higher net interest income and fee income from payment, collection services and capital market activities.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, private equity, nominee and trustee services and cash management services.

The decrease in net profit after taxation (S$12 million, 3.6%) was due to the non-recurring gain in 2002, from the sale of equity investment in NatSteel Ltd, offset in part by lower provisions.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The decrease in net profit after taxation (S$27 million, 11.1%) was mainly due to lower marked to market gains on trading securities in 2003.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest in nature.

The increase in net profit after taxation (S$32 million, 12.5%) was mainly attributable to higher net interest income from interest rate related activities in Singapore.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include the central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The following table analyses the results, total assets and total liabilities by business segments:

Table 13
Group Business Segments (Year 2003)

S$millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1]	Funding Portfolio[1]	Central Operations	Total
Income before operating expenses	1,441	631	668	367	461	630	4,198
Operating profit before provisions, taxation and goodwill amortisation	601	397	452	266	334	307	2,357
Net profit before taxation and goodwill amortisation	422	286	364	266	349	180	1,867
Taxation	(87)	(56)	(48)	(46)	(58)	(54)	(349)
Net profit after taxation and before goodwill amortisation	336	231	317	217	288	66	1,455
Goodwill amortisation							(430)
Net profit attributable to members							1,025
Other Information							
Total assets before goodwill	27,569	13,871	27,888	18,811	33,708	30,377	152,224
Goodwill							7,371
Total assets							159,595
Total liabilities	66,043	13,987	13,687	12,686	19,462	17,709	143,574
Capital expenditure	13	7	9	4	3	49	85
Depreciation	37	13	6	7	7	98	168

Group Business Segments (Year 2002)

S$millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1]	Funding Portfolio[1]	Central Operations	Total
Income before operating expenses	1,452	602	704	413	415	560	4,146
Operating profit before provisions, taxation and goodwill amortisation	573	364	481	305	306	266	2,295
Net profit before taxation and goodwill amortisation	419	307	381	305	316	68	1,796
Taxation	(84)	(53)	(46)	(51)	(51)	(26)	(311)
Net profit after taxation and before goodwill amortisation	316	216	329	244	256	14	1,375
Goodwill amortisation							(278)
Net profit attributable to members							1,097
Other Information							
Total assets before goodwill	26,912	13,899	21,581	11,044	41,219	27,097	141,752
Goodwill							7,693
Total assets							149,445
Total liabilities	67,027	13,723	11,585	10,238	13,305	18,057	133,935
Capital expenditure	54	12	6	8	11	21	112
Depreciation	54	18	6	9	14	71	172

Note:
1/ Operating expenses and provisions have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

Subsequent Event

On January 28, 2004, Thai Military Bank PCL ("TMB"), DBS Bank Ltd ("DBS") and DBS Thai Danu Bank PCL ("DTDB") announced that a Memorandum of Understanding ("MoU") was signed to combine TMB and DTDB in a strategic merger to create the 6th largest banking group in Thailand by assets. The MoU sets out, among others, the principles and structure of the merger, management and areas of governance and business cooperation. The proposed structure is a tender offer by TMB for all the shares of DTDB in consideration for new TMB shares. The parties have also agreed to explore incorporating The Industrial Finance Corporation of Thailand ("IFCT") in a three-way merger to create Thailand's 5th largest bank.

The proposed merger is subject to approvals from the Thai Minister of Finance, the Bank of Thailand, the Stock Exchange of Thailand, the Securities and Exchange Commission of Thailand, the Thai Ministry of Commerce, the Monetary Authority of Singapore and the shareholders.

The effect of the proposed merger of TMB, DTDB and IFCT on the DBSH Group's financials will depend on finalisation of the details. It is expected to have a positive non-cash accounting impact on DBSH Group's financials and capital adequacy ratios.

Comparatives

The comparatives of the Group were restated to conform to the changes in accounting policy detailed in Appendix VII. Where necessary, certain comparative figures were adjusted in order to provide proper comparison with current year's presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Profit and Loss Account

In S$millions	Year 2003	Year 2002[1/]	4th Qtr 2003 #	4th Qtr 2002[1/] #	3rd Qtr 2003[1/] #
Interest income	3,640	4,406	925	1,030	911
Less: Interest expense	1,265	1,761	297	388	323
Net interest income	2,375	2,645	628	642	588
Fee and commission income	884	797	251	190	259
Dividends	51	28	10	5	16
Rental income	36	32	11	8	9
Other income	852	644	153	209	241
Income before operating expenses	4,198	4,146	1,053	1,054	1,113
Less: Staff costs	865	911	217	225	219
Depreciation	168	172	40	42	44
Other operating expenses	808	768	225	204	195
Goodwill amortisation	430	278	110	73	107
Operating expenses	2,271	2,129	592	544	565
Operating profit before provisions	1,927	2,017	461	510	548
Less: Provision for possible loan losses and diminution in value of other assets	541	544	82	181	154
Operating profit	1,386	1,473	379	329	394
Add: Share of profits less losses of associated and joint venture companies	51	45	18	6	11
Net profit before taxation	1,437	1,518	397	335	405
Less: Taxation	337	298	80	24	96
Share of taxation of associated and joint venture companies	12	13	5	2	3
Net profit after taxation	1,088	1,207	312	309	306
Less: Minority interests	63	110	20	22	15
Net profit attributable to members	1,025	1,097	292	287	291

Notes:
1/ Figures for prior periods have been restated to reflect the changes in accounting policy (refer to Appendix VII).
2/ #: Unaudited.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Balance Sheet as at

In S$millions	Dec 31 2003	Dec 31 2002 [1]
SHARE CAPITAL		
Share capital	1,556	1,555
RESERVES		
Share premium account	2,171	2,163
Other reserve	4,271	4,271
Capital redemption reserve	28	28
Capital reserve	(30)	(19)
General reserve	2,230	2,044
Revenue reserve	4,670	4,195
	13,340	12,682
SHAREHOLDERS' FUNDS	14,896	14,237
MINORITY INTERESTS	1,125	1,273
LIABILITIES		
Deposits and balances of banks	7,497	4,877
Deposits and other accounts of non-bank customers	108,041	101,315
Bills payable	363	522
Current taxation	500	414
Deferred tax liabilities	104	120
Other liabilities	15,772	15,992
Other borrowings and debt securities in issue [2]	5,604	4,909
- due within one year	1,882	1,997
- due after one year	3,722	2,912
Subordinated term debts (unsecured)	5,693	5,786
- due within one year	25	24
- due after one year	5,668	5,762
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	159,595	149,445
OFF BALANCE SHEET ITEMS		
Contingent liabilities	6,984	7,276
Commitments	60,173	58,602
Financial derivatives	1,256,240	778,767

In S$millions	Dec 31 2003	Dec 31 2002 [1]
ASSETS		
Cash, and balances and placements with central banks	5,007	2,187
Singapore Government securities and treasury bills	11,438	9,017
Trading securities	6,433	3,672
Balances, placements with, and loans and advances to banks	27,472	38,767
Bills receivable from non-bank customers	1,481	1,574
Loans and advances to non-bank customers	62,854	59,135
Investment securities	22,828	14,591
Associated and joint venture companies	547	521
Goodwill	7,371	7,693
Fixed assets	2,016	2,261
Deferred tax assets	129	125
Other assets	12,019	9,902
TOTAL ASSETS	159,595	149,445

Notes:

1/ Figures for prior period have been restated to reflect the changes in accounting policy (refer to Appendix VII).

2/ Includes secured amount of S$971 million as at December 31, 2003 (December 31, 2002 : S$1,409 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Balance Sheet of DBS Group Holdings Ltd as at

In S$millions	Dec 31 2003	Dec 31 2002 1/
SHARE CAPITAL		
Share capital	1,556	1,555
RESERVES		
Share premium account	2,171	2,163
Capital redemption reserve	28	28
Revenue reserve	3,001	3,201
	5,200	5,392
SHAREHOLDERS' FUNDS	6,756	6,947
LIABILITIES		
Current liabilities	9	4
Deferred tax liabilities	#	-
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	6,765	6,951

In S$millions	Dec 31 2003	Dec 31 2002 1/
ASSETS		
Trading securities	-	#
Balances, placements with, and loans and advances to banks	3	4
Investment in subsidiary companies	6,762	6,947
TOTAL ASSETS	6,765	6,951

Other Information	Dec 31 2003	Dec 31 2002 1/
Net asset value per ordinary share (S$)		
(i) Based on existing ordinary share capital	4.53	4.66
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.34	4.47

Note:
1/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Statement of Changes in Shareholders' Equity

In S$ millions	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,403	12,890
Effect of changes in accounting policy (Refer to Appendix VII)	-	-	-	-	-	-	(208)	(208)
Balance at January 1, 2003 (restated)	1,555	2,163	4,271	28	(19)	2,044	4,195	12,682
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	8	-	-	-	-	-	8
Net exchange translation adjustments during the year	-	-	-	-	(11)	-	-	(11)
Appropriation from profit and loss account	-	-	-	-	-	186	(186)	-
Net profit attributable to members	-	-	-	-	-	-	1,025	1,025
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	-	-	-	(170)	(170)
Balance at December 31, 2003	1,556	2,171	4,271	28	(30)	2,230	4,670	13,340
Balance at January 1, 2002	1,538	1,958	4,271	28	24	1,821	3,973	12,075
Effect of changes in accounting policy (Refer to Appendix VII)	-	-	-	-	-	-	(288)	(288)
Balance at January 1, 2002 (restated)	1,538	1,958	4,271	28	24	1,821	3,685	11,787
Issue of ordinary shares	15	196	-	-	-	-	-	196
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	2	9	-	-	-	-	-	9
Net exchange translation adjustments during the year	-	-	-	-	(43)	-	-	(43)
Appropriation from profit and loss account	-	-	-	-	-	223	(223)	-
Net profit attributable to members	-	-	-	-	-	-	1,097	1,097
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	-	-	-	(170)	(170)
Balance at December 31, 2002	1,555	2,163	4,271	28	(19)	2,044	4,195	12,682

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd

In S$ millions	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	8	-	-	8
Net profit after taxation	-	-	-	164	164
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at December 31, 2003	1,556	2,171	28	3,001	5,200
Balance at January 1, 2002	1,538	1,958	28	2,060	4,046
Issue of ordinary shares	15	196	-	-	196
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	2	9	-	-	9
Net profit after taxation	-	-	-	1,505	1,505
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at December 31, 2002	1,555	2,163	28	3,201	5,392

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Cash Flow Statement for the Year Ended December 31

In S$millions	2003	2002[1/]
Cash flows from operating activities		
Net profit before taxation	1,437	1,518
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	541	534
Depreciation of fixed assets	168	172
Goodwill amortisation	430	278
Share of profits of associated and joint venture companies	(51)	(45)
Net gain on disposal of fixed assets	(3)	(10)
Net gain on disposal of investment securities	(183)	(214)
Operating profit before changes in operating assets & liabilities	2,339	2,233
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	6,726	(5,456)
Deposits and balances of banks	2,620	(3,569)
Other liabilities including bills payable	3,082	3,363
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(2,431)	168
Trading securities	(2,761)	53
Accounts receivable and other assets	(2,332)	(4,154)
Balances, placements with, and loans and advances to other banks	11,277	2,348
Loans and advances to non-bank customers including bills receivable	(4,008)	7,166
Tax paid	(272)	(216)
Net cash generated from operating activities (1)	14,240	1,936
Cash flows from investing activities		
Disposal of subsidiary companies	-	32
Acquisition of additional interest in subsidiary companies	(3,654)	(1)
Dividends from associated companies	32	28
Purchase of fixed assets	(85)	(112)
Net increase in investment securities	(7,963)	(3,135)
Proceeds from disposal of fixed assets	82	184
Net cash used in investing activities (2)	(11,588)	(3,004)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	9	11
Debt securities and borrowings	602	205
Dividends paid to shareholders of DBSH	(364)	(364)
Dividends paid to minority shareholders of subsidiary companies	(68)	(146)
Net cash generated from/(used in) financing activities (3)	179	(294)
Exchange translation adjustments (4)	(11)	(43)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	2,820	(1,405)
Cash, and balances and placements with central banks as at January 1	2,187	3,592
Cash, and balances and placements with central banks as at December 31	5,007	2,187

Note:
1/ Figures for prior period have been restated to reflect the changes in accounting policy (refer to Appendix VII).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Changes In Accounting Policy

(a) The Monetary Authority of Singapore revised MAS Notice 605 during the third quarter of 2003, allowing for the measurement of trading book positions at fair value. Following the revision, DBSH Group revised its classification guidelines and measurement of its trading and investment securities.

Prior to the revision, Singapore Government securities and other trading securities were separately stated at cost (adjusted for amortisation of premium or discount) less provision. Provision was made based on the shortfall between cost and market value determined on an aggregate portfolio basis and recognised as a charge to the profit and loss account as they arise.

With the revision, a security is classified as held for trading if it is acquired or incurred principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. A security is also classified as held for trading if it is part of a portfolio for which there is evidence of a recent actual pattern of short-term profit-taking, regardless of why it was acquired. These securities are recorded at fair value on the balance sheet, with changes in fair value recorded in 'other income' in the profit and loss account.

Securities that are not classified as held for trading are classified as investment securities. These securities are stated at cost less provision. Specific provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary, and is charged to the profit and loss account as they arise. In addition, for corporate debt securities, a general provision charge in line with the Group's existing provisioning policies is also recorded in the profit and loss account.

The accounting policy change has been applied retroactively, and the comparable financial results for the Group have been restated to conform to the new accounting policy. The opening revenue reserves for 2002 decreased by S$9 million while the profits for 2002 increased by S$56 million. The change has also increased the current year profit by S$7 million.

(b) The minority interest in DBSH Group financial statements for DBS Thai Danu Bank Public Company Limited ("DTDB") had been in debit balance since 1998. A debit minority interest balance arises where the losses applicable to the minority in the consolidated subsidiary company exceed the minority's share of the equity of that company. The published financial statements of DTDB are prepared under Thai Generally Accepted Accounting Principles ("GAAP") and show that DTDB has positive net assets. However, there are significant differences in accounting for loan provisions[1/] under Thai and Singapore regulatory guidelines and consequently, when Singapore guidelines are applied to the minority's share of DTDB's net assets, a debit balance arises in the DBSH consolidated financial statements.

At December 31, 2003, the Board of Directors and management reviewed the current accounting policy with regard to losses applicable to the DTDB minority shareholders in the light of FRS 27[2/]. Under FRS 27, any losses in excess of the interest in the equity of the subsidiary applicable to the minority are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. Accordingly, the Board of Directors and management have decided that the losses applicable to the DTDB minority shareholders that is in excess of their interest in the equity of DTDB will be absorbed by the majority in line with FRS 27.

As a result, the accounting treatment on the minority interest balance has been revised and applied retroactively. The opening revenue reserves for 2002 decreased by S$279 million while the profits for 2002 increased by S$24 million. The financial impact on current year profit was immaterial.

Notes:

1/ There is a difference in regulatory guidelines for recording bad and doubtful debt provisions in DTDB in Thailand and DBSH Group in Singapore. The higher debt provisions carried in DBSH Group's accounts are not represented by actual crystallised losses or provisions at DTDB at this point in time. But it reflects the losses which would also be borne by the minority should the provisions recorded in DBSH's accounts crystallise as losses in DTDB's accounts.

2/ FRS 27: Consolidated Financial Statements and Accounting for Investments in Subsidiaries

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between October 1, 2003 and December 31, 2003	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/ non-voting redeemable CPS/Share Options	
		Dec 31, 2003	Dec 31, 2002
Conversion of non-voting CPS	9,454	19,595,605	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	210,455	46,155,436	35,437,704

2. Earnings Per Ordinary Share

Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the year.

	DBSH Group	
In millions	**2003**	**2002**
Weighted average number of ordinary shares in issue (a)	**1,470**	1,462

	DBSH Group	
In S$millions	***2003***	**2002**
Net profit attributable to members	**1,025**	1,097
Less: Preference dividends	**20**	20
Net profit attributable to members after adjustment of preference dividends (b)	**1,005**	1,077
Add: Goodwill amortisation	**430**	278
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,435**	1,355
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**68**	74
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**98**	93

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Earnings Per Ordinary Share (Continued)

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS to ordinary shares. In addition, where applicable, the calculation would take into account the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the year).

The effect of the exercise of DBSH share options and conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In millions	DBSH Group 2003	DBSH Group 2002
Weighted average number of ordinary shares in issue	**1,470**	1,462
Full conversion of DBSH non-voting CPS	**20**	20
Full conversion of DBSH non-voting redeemable CPS	**66**	66
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,556**	1,548

The effect of the exercise of DBSH share options and conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$millions	DBSH Group 2003	DBSH Group 2002
Net profit attributable to members	**1,025**	1,097
Less: Preference dividends	**20**	20
Net profit attributable to members after adjustment of preference dividends	**1,005**	1,077
Adjustment to net profit arising from:		
(i) Full conversion of DBSH non-voting CPS	**5**	5
(ii) Full conversion of DBSH non-voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**1,025**	1,097
Add: Goodwill amortisation	**430**	278
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,455**	1,375
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**66**	71
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**94**	89

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China

At December 31, 2003, DBSH Group has exposures to certain countries in the Asia Pacific Region. The exposures are determined based on the location of the credit risk of the customers and counter parties regardless of where the transactions are booked.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2003 are as follows:

In S$millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments		Amount	As a % of Total Assets	NPLs [2]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	5,016	1,104	6,395	955	1,954	11,516	7.3%	1,545
Malaysia	1,280	13	1,356	90	1,034	1,705	1.1%	233
Indonesia	126	56	365	73	128	492	0.3%	55
Thailand (excluding DTDB)	231	9	221	63	214	310	0.2%	188
Korea	3,326	531	885	1	577	4,166	2.6%	17
The Philippines	46	149	103	604	1	901	0.6%	8
DTDB [3]	7	346	3,465	124	-	3,942	2.5%	1,044
Hong Kong	2,457	2,013	23,235	11,935	13,238	26,402	16.5%	643
China	965	24	692	21	393	1,309	0.8%	130
TOTAL	**8,438**	**3,141**	**30,322**	**12,911**	**15,585**	**39,227**	**24.6%**	**2,318**

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2002 are as follows:

In S$millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments		Amount	As a % of Total Assets	NPLs [2]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	2,753	680	4,870	813	834	8,282	5.5%	1,595
Malaysia	743	4	677	89	561	952	0.6%	329
Indonesia	109	73	247	72	79	422	0.3%	110
Thailand (excluding DTDB)	98	23	244	73	135	303	0.2%	197
Korea	1,724	249	418	4	54	2,341	1.6%	17
The Philippines	20	49	143	493	5	700	0.5%	37
DTDB [3]	59	282	3,141	82	-	3,564	2.3%	905
Hong Kong	1,830	2,372	22,303	10,346	11,074	25,777	17.3%	772
China	1,001	27	718	-	362	1,384	0.9%	167
TOTAL	**5,584**	**3,079**	**27,891**	**11,159**	**12,270**	**35,443**	**23.7%**	**2,534**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DTDB: DBS Thai Danu Bank Public Company Limited

4. Non-Performing Loans and Provisions

At December 31, 2003, DBSH Group's total non-performing loans amounted to S$3.78 billion (2002: S$4.224 billion). Out of the total NPLs of S$3.78 billion, S$1.854 billion (49%) [2002: S$2.153 billion (51%)] were secured by collateral.

Details of DBSH Group's NPLs and provisions at December 31, 2003 are as follows:

In S$millions	Singapore	Hong Kong	Regional Countries DTDB [1/]	Regional Countries Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,255	643	1,044	501	337	3,780
- Substandard	842	475	839	352	269	2,777
- Doubtful	42	66	20	49	27	204
- Loss	371	102	185	100	41	799
NPLs as a % of Group total assets	0.8%	0.4%	0.7%	0.3%	0.2%	2.4%
Non-bank NPLs as a % of non-bank loans in the respective countries [2/]	3.3%	2.9%	28.8%	19.0%	8.5%	5.2%
Total Cumulative Provisions	851	418	561	389	168	2,387
- Specific provisions	475	190	378	193	87	1,323
- General provisions	376	228	183	196	81	1,064
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.4%	0.2%	0.1%	1.5%
- NPLs in the respective countries	68%	65%	54%	78%	50%	63%
- Unsecured NPLs in the respective countries	173%	180%	105%	111%	53%	124%

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In S$millions	Singapore	Hong Kong	Regional Countries DTDB [1/]	Regional Countries Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,546	772	905	690	311	4,224
- Substandard	1,051	574	815	466	208	3,114
- Doubtful	23	59	7	96	67	252
- Loss	472	139	83	128	36	858
NPLs as a % of Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans in the respective countries [2/]	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
- Specific provisions	527	227	372	273	112	1,511
- General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
- NPLs in the respective countries	57%	58%	61%	66%	52%	59%
- Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

Notes:

1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

2/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

4. Non-Performing Loans and Provisions (Continued)

Industry Analysis Of Non-Performing Loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

	DBSH Group			
	2003		2002	
In S$millions	Outstanding	Specific Provisions	Outstanding	Specific Provisions
Customer loans				
Manufacturing	894	360	916	400
Building and Construction	414	98	427	129
Housing Loans	198	63	193	49
General Commerce	576	289	723	289
Transportation, Storage and Communications	98	25	139	35
Financial Institutions, Investment and Holding Companies	208	66	365	113
Professionals and Private Individuals (except Housing Loans)	399	157	413	181
Others	695	165	693	175
Sub-total	3,482	1,223	3,869	1,371
Debt securities	184	73	146	79
Contingent items	114	27	209	61
Total	3,780	1,323	4,224	1,511

5. Financial Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities" respectively. Non-trading derivative financial instruments are accounted for on an accrual basis.

	December 31, 2003					
	Trading			Non-Trading		
In S$millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	994,037	6,733	6,118	24,114	852	237
Foreign Exchange Derivatives	211,723	2,014	1,822	5,664	34	137
Equity Derivatives	8,444	36	196	544	#	-
Credit Derivatives	9,292	82	109	2,422	77	-
Total	**1,223,496**	**8,865**	**8,245**	**32,744**	**963**	**374**

	December 31, 2002					
	Trading			Non-Trading		
In S$million	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	530,523	5,202	4,672	16,189	1,127	173
Foreign Exchange Derivatives	210,638	2,121	2,182	12,642	189	588
Equity Derivatives	2,981	33	40	359	#	#
Credit Derivatives	2,993	27	21	2,427	63	-
Commodity Derivatives	15	#	#	-	-	-
Total	**747,150**	**7,383**	**6,915**	**31,617**	**1,379**	**761**

Note:
1/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

6. Daily Earnings at Risk ("DEaR") and Trading Income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from January 1, 2003 to December 31, 2003.

In S$millions	As at December 31, 2003	January 1, 2003 to December 31, 2003		
		Average	High 1/	Low 1/
Interest rate	22.7	23.3	33.7	15.3
FX	3.3	7.0	18.2	2.3
Equity	3.8	3.2	7.3	1.3
Diversification effect	(9.3)	(12.7)	-	-
Total	20.5	20.8	32.0	12.6

Note:
1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from January 1, 2003 to December 31, 2003.


DBSH Group DEaR for Trading Book
60
50
40
30
20
10
0
No. of Days
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
DEaR (S$ millions)


DBSH Group Daily Distribution of Trading Income
60
50
40
30
20
10
0
No. of days
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
Trading income (S$ millions)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI .
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	640474		
Amount to be treated as paid on each share :	1		

The consideration for which the shares have been allotted : 0

Particulars of Shares

Please choose either option 1 OR option 2

(•) Option 1 - Statement containing particulars of shares allotted otherwise than for cash
( ) Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash

Allotment Date : 25/02/2004 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

( ) pursuant to a contract not reduced to writing.
(•) pursuant to a provision in the memorandum or articles.
( ) in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

- a contract not reduced to writing.
- a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :	Pursuant to Article 5(iii) of M&A	(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

- an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.
- an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :		(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :	No Consideration. Conversion of NCPS.	(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)
b) Brief description of property :		(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)
Total amount deemed as paid in shares allotted otherwise than for cash :	640474	eg. 9999999999.99
Cash	0	eg. 9999999999.99
Amount of debt released or liabilities assumed (including mortgages on property) :	0	eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1489701364.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1489701364.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000535121A

Date/Time : 26/02/2004 11:15

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,334.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

Application Form For Listing Of Securities Arising From Conversion Of Non-Voting Convertible Preference Shares – Primary Listing

Name of Application: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 640,474 ordinary shares of S$1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,489,060,890	1,489,060,890
Preference Shares*	S$1.00	S$500,000,000	Add: Issued Pursuant to conversion	640,474	640,474
Preference Shares #	S$1.00	S$500,000,000	Resulting Issued & Paid – up Ordinary Share Capital	1,489,701,364	1,489,701,364

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : 26 February 2004

F:\SECTCORR\ESOP\nvcp.doc

DBS GROUP HOLDINGS

February 26, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,489,701,364	1,489,701,364	Before Exercise	120,436
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	40,000	40,000	Less Exercise	(40,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,489,741,364	1,489,741,364	After Exercise	80,436

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : February 26, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
40,000	$10.40	$416,000.00	
40,000	Total value of shares exercised =	$416,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * 7128236H [Retrieve Details]

Identification Type : * NRIC

Name : * Tio Pei Yong

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 520941 [Retrieve Address]

Block/House No. : 941

Street Name : **TAMPINES AVENUE 5**

Unit : # 08 - 219

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1601054E Retrieve Details

Identification Type : * NRIC

Name : * Tan Soon Ann Darryl

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679658 Retrieve Address

Block/House No. : 87

Street Name : **CASHEW ROAD**

Unit : # 05 - 02

Building/Estate Name : **CASHEW HEIGHTS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S7112185B**

Identification Type : * **NRIC**

Name : * TAY YAN HWA

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *
(•) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150096 Retrieve Address

Block/House No. : 96

Street Name : **HENDERSON ROAD**

Unit : # 03 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		1000	1000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1693518B [Retrieve Details]

Identification Type : * NRIC

Name : * Foo Wai Yin

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127262 [Retrieve Address]

Block/House No. : 64

Street Name : **WEST COAST TERRACE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coewned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G5422115 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Lau Pik Shing

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 5H, Block 12, Sceneway Garden, Lam Tin, Kln, HK

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G5343991 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Tan Siu Chak Dick

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14,Cherish Court, Discovery Bay, Lantan Island, HK

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D4423551 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Ho Yiu Hung Ronald

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat E, 19/F, Tower 4, Jubilant Place, Tokwawan,
Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2539611A [Retrieve Details]

Identification Type : * NRIC

Name : * CHEW SAW CHOO

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807035 [Retrieve Address]

Block/House No. : 20

Street Name : **SELETAR HILLS DRIVE**

Unit : # -

Building/Estate Name : **SELETAR HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **G2504404**

Identification Type : * **Passport**

Name : * LAI KWOK WAH

Nationality : * HONG KONG RESIDENT (332)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ● Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat G, 13/F, Block 26, Laguna City, Kwun Tong, Kowloon,
Hong Kong

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		2000	2000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2684776A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG HIM WAI ANDREA

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307945 [Retrieve Address]

Block/House No. : 7

Street Name : **NEWTON ROAD**

Unit : # 20 - 03

Building/Estate Name : **ELMIRA HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S17065585 [Retrieve Details]

Identification Type : * NRIC

Name : * Lee Sock Kuen Monica

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169481 [Retrieve Address]

Block/House No. : 5

Street Name : **JALAN MEMBINA**

Unit : # 07 - 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7008152J [Retrieve Details]

Identification Type : * NRIC

Name : * KAM CHEW SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 190003 [Retrieve Address]

Block/House No. : 3

Street Name : **BEACH ROAD**

Unit : # 03 - 4809

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1125248F [Retrieve Details]

Identification Type : * NRIC

Name : * TAN KOK LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570181 [Retrieve Address]

Block/House No. : 181

Street Name : **BISHAN STREET 13**

Unit : # 08 - 261

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S2715691F**

Identification Type : * **NRIC**

Name : * CHAN WING SHING RAYMOND

Nationality : * SINGAPORE P.R. (300)

Mobile No. :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469970 Retrieve Address

Block/House No. : 22

Street Name : **BAYSHORE ROAD**

Unit : # 18 - 07

Building/Estate Name : **THE BAYSHORE**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		3000	3000

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 3000

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 26/02/2004

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D2589126 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Ng Chi Shing

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat G, 25/Floor, Block 2, New Jade Garden, Chai Wan
Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1489741364.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1489741364.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	27/02/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000536954A

Transaction No.	**Company Registration No.**	**Company Name**
C040070751	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8600000-5
bizFILE

RECEIPT

Receipt No : RCB0000000536954A Date/Time : 27/02/2004 11:57
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,324.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,489,741,364	1,489,741,364	Before Exercise	80,436
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,000	3,000	Less Exercise	(3,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,489,744,364	1,489,744,364	After Exercise	77,436

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : February 26, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.27	$36,810.00	
3,000	Total value of shares exercised =	$36,810.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S00047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S01141042 / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S10406091 / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2715691F [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN WING SHING RAYMOND

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469970 [Retrieve Address]

Block/House No. : 22

Street Name : **BAYSHORE ROAD**

Unit : # 18 - 07

Building/Estate Name : **THE BAYSHORE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D4423551 [Retrieve Details]

Identification Type : * PASSPORT

Name : * HO YIU HUNG RONALD

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 19/F, TOWER 4, JUBILANT PLACE, TOKWAWAN,
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D4423551	HO YIU HUNG RONALD	Individual
S2715691F	CHAN WING SHING RAYMOND	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1489744364.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1489744364.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	27/02/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000537305A

Transaction No.	Company Registration No.	Company Name
C040071153	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000537305A
Date/Time : 27/02/2004 14:51
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,314.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

January 14, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141(DID)

Enc

RECEIPT

Receipt No : RCB0000000488870A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 14/01/2004 14:12

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 111.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000488870A

Transaction No.	Company Registration No.	Company Name
C040016688	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	14/01/2004

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1681651E [Retrieve Details]

Identification Type : * NRIC

Name : * SOH POH YING CATHERINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 521119 [Retrieve Address]

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12 - 172

Building/Estate Name : **TAMPINES N1 (HUDC)**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470092695.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470092695.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000488844A

Date/Time : 14/01/2004 14:01

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 121.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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:: online filing transactions
bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000488844A

Transaction No.	Company Registration No.	Company Name
C040016658	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	14/01/2004

Submit Cancel

Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7020273E [Retrieve Details]

Identification Type : * NRIC

Name : * LIM FOON KUEN JULIET

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239107 [Retrieve Address]

Block/House No. : 40

Street Name : **LLOYD ROAD**

Unit : # 07 - 40

Building/Estate Name : **LLOYD COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/01/200 (dd/mm/yyyy)

Save | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S7020273E	LIM FOON KUEN JULIET	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S7020273E	LIM FOON KUEN JULIET	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470086095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470086095.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

January 13, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141(DID)

Enc

RECEIPT

Receipt No : RCB0000000487450A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 13/01/2004 15:57

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 131.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000487450A

Transaction No.	**Company Registration No.**	**Company Name**
C040015061	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	13/01/2004

Submit Cancel

Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1681651E [Retrieve Details]

Identification Type : * NRIC

Name : * SOH POH YING CATHERINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 521119 [Retrieve Address]

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12 - 172

Building/Estate Name : **TAMPINES N1 (HUDC)**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *

Company / Foreign Branch [▼] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [2000]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment : [12/01/200] (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470081095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470081095.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000487423A Date/Time : 13/01/2004 15:49
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 141.00

This is a computer-generated receipt. No signature is required.

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000487423A

Transaction No.	Company Registration No.	Company Name
C040015028	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	13/01/2004

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Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6944094j [Retrieve Details]

Identification Type : * NRIC

Name : * TOH WEI LING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 257723 [Retrieve Address]

Block/House No. : 19

Street Name : **TAMAN SERASI**

Unit : # 07 - 21

Building/Estate Name : **BOTANIC GARDENS VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * [ ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1546208F	LIM BENG KUAN	Individual
S6944094J	TOH WEI LING	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S6944094J	TOH WEI LING	Individual
S1546208F	LIM BENG KUAN	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470079095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470079095.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

January 12, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E946358(9) Retrieve Details

Identification Type : * PASSPORT

Name : * LI TZE FAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 10G, BLOCK 20
CHI FU FA YUEN, POKFULAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [10000]

c) Class of shares allotted : [Ordinary ▾]

d) Currency : [SINGAPORE DOLLAR (099) ▾]

e) Date of allotment : [09/01/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D201595(2)	TAM PING SHING	Individual
E946358(9)	LI TZE FAN	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470075095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470075095.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000486727A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 13/01/2004 11:07

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 151.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 80,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,469,995,095	1,469,995,095	Before Exercise	46,700,161
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	80,000	80,000	Less Exercise	(80,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,470,075,095	1,470,075,095	After Exercise	46,700,161,

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : January 12, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
80,000	$12.93	$1,034,400.00	
80,000	Total value of shares exercised =	$1,034,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2684776A [Retrieve Details]

Identification Type : * NRIC

Name : * Wong Him Wai Andrea

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307945 [Retrieve Address]

Block/House No. : 7

Street Name : **NEWTON ROAD**

Unit : # 20 - 03

Building/Estate Name : **ELMIRA HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : ~~08/01/2004~~ (dd/mm/yyyy)
9/1/2004

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted

* Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 3000

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 09/01/2004

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6936853J [Retrieve Details]

Identification Type : * NRIC

Name : * Teo Siew Hoon Dorothy

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469978 [Retrieve Address]

Block/House No. : 52

Street Name : **BAYSHORE ROAD**

Unit : # 06 - 08

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [1000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [09/01/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1359154G [Retrieve Details]

Identification Type : * NRIC

Name : * Ng Ser Tong

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 [Retrieve Address]

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1359154G	NG SER TONG	Individual
S2684776A	WONG HIM WAI ANDREA	Individual
S69368533	TEO SIEW HOON DOROTHY	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469995095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469995095.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000486405A
Date/Time : 13/01/2004 09:33
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 211.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,469,988,095 7,000 1,469,995,095	1,469,953,940 7,000 1,469,995,095	Before Exercise Less Exercise After Exercise	46,787,161 (7,000) 46,780,161

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : January 12, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DBS GROUP HOLDINGS

January 7, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 88841(DID)

Enc

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0009566D [Retrieve Details]

Identification Type : * NRIC

Name : * LOKE POH KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469977 [Retrieve Address]

Block/House No. : 50

Street Name : **BAYSHORE ROAD**

Unit : # 18 - 01

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009566D	LOKE POH KUEN	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469975595.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469975595.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	
Payment Date :	07/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000480543A

Transaction No.	Company Registration No.	Company Name
C040007348	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000480543A Date/Time : 07/01/2004 15:46
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 241.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1615945Z Retrieve Details

Identification Type : * NRIC

Name : * LIM JIT TOON ROY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570206 Retrieve Address

Block/House No. : 206

Street Name : **BISHAN STREET 23**

Unit : # 12 - 411

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/01/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1615945Z	LIM JIT TOON ROY	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469987095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469987095.00**	**86084215.00**	**0.00**

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	07/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000481005A

Transaction No.	Company Registration No.	Company Name
C040007891	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000481005A
Date/Time : 07/01/2004 18:08
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 231.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1104623A	LIM KING SENG	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469988095.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469988095.00**	**86084215.00**	**0.00**

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	08/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000481312A

Transaction No.	Company Registration No.	Company Name
C040008229	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No : RCB0000000481312A   Date/Time : 08/01/2004 09:54
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 221.00

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DBS GROUP HOLDINGS

November 28, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C.
153

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 85246(DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 30,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469.,923,940 30,000	1,469,923,940 30,000	Before Exercise Less Exercise	46,851,316 (30,000)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	,469,953,940	1,469,953,940	After Exercise	46,821,316

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature
Date 28 November 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
30,000	$12.93	$387,900.00	
30,000	Total value of shares exercised =	$387,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * BC155602 [Retrieve Details]

Identification Type : * NRIC

Name : * William Tai Yuen Hon

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat 8A, Trafalgar Court

70 Tai Hang Road, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469953940.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469953940.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

December 29, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 86141(DID)

Enc

RECEIPT

Receipt No : RCB0000000474087A

Date/Time : 02/01/2004 09:25

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 251.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000474087A

Transaction No.	Company Registration No.	Company Name
C040000267	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	02/01/2004

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11655		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.73		

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Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912 [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11655

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/12/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469965595.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469965595.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

November 24, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C.
153

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of the Return of Allotment of Shares lodged with the Registrar of Companies for your file record.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141

enc.

F:\SECTCORR\ESOP\sec.doc

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000432947A

Date/Time : 26/11/2003 11:47

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000432947A

Transaction No.	Company Registration No.	Company Name
C030466828	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	030429
Payment Date :	26/11/2003

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2837		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

(•) Option 1 - Statement containing particulars of shares allotted otherwise than for cash
( ) Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 21/11/200 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

( ) pursuant to a contract not reduced to writing.
(•) pursuant to a provision in the memorandum or articles.
( ) in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

- a contract not reduced to writing.
- a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :	Pursuant to Article 5(iii) of M&A	(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

- an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.
- an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :		(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :	No consideration. Conversion of NCPS	(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)
b) Brief description of property :		(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid in shares allotted otherwise than for cash :	2837	eg. 9999999999.99
Cash	0	eg. 9999999999.99
Amount of debt released or liabilities assumed (including mortgages on property) :	0	eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469923940.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469923940.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

November 14, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 4,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,917,103 4,000	1,469,917,103 4,000	Before Exercise Less Exercise	46,855,316 4,000
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,921,103	1,469,921,103	After Exercise	46,851,316

3 Outstanding Warrants / TSRs NA.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature
Date 14 November 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.27	$49,080.00	
4,000	Total value of shares exercised =	$49,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E9816023 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Lau Chi Wah Alex

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat E, 7/F Block 1, Royal Ascot, 1 Tsun King Road, Shatin
New Teritories, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/11/2003 (dd/mm/yyyy)

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NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
E9816023	LAU CHI WAH ALEX	Individual

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469921103.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469921103.00**	**86084215.00**	**0.00**

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	
Payment Date :	14/11/2003

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Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000422572A

Transaction No.	Company Registration No.	Company Name
C030455504	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RCB GST No: MG-8400000-5

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RECEIPT

Receipt No : RCB0000000422572A
Date/Time : 14/11/2003 18:03
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS

November 12, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 12,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,905,103 12,000	1,469,905,103 12,000	Before Exercise Less Exercise	46,867,316 (12,000)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,917,103	1,469,917,103	After Exercise	46,855,316

Outstanding Warrants / TSRs NA

Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

me Claire Tham Li Mei

signation Assistant Secretary

Authorised Signature

Date 11 Nov 2003

closures

A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies

Confirmation of despatch of Share / Stock Certificates

Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")

Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares

\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$14.73	$176,760.00	
12,000	Total value of shares exercised =	$176,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (selected) Yes
- No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1570752F [Retrieve Details]

Identification Type : * NRIC

Name : * HOWE TEONG BIN RONALD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635 [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 12000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1570752F	HOWE TEONG BIN RONALD	Individual

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of ...

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469917103.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469917103.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000418577A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 12/11/2003 11:12

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

November 11, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 5,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,900,103 5,000	1,469,900,103 5,000	Before Exercise Less Exercise	46,872,316 5,000
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,905,103	1,469,905,103	After Exercise	46,867,316

Outstanding Warrants / TSRs NA.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

ame Claire Tham Li Mei
esignation Assistant Secretary

Authorised Signature
Date 10 November 2003

nclosures
A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
Confirmation of despatch of Share / Stock Certificates
Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D2068177	LAM KAM YUNG SIMON	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D2068177 [Retrieve Details]

Identification Type : * PASSPORT

Name : * Lam Kam Yung Simon

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat 6, 33/F, Fung Hei House, Fung Lai Court, Diamond Hill,
Kowloon, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469905103.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469905103.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	
Payment Date :	11/11/2003

Submit Cancel

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000418019A

Transaction No.	Company Registration No.	Company Name
C030450485	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

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RECEIPT

Receipt No : RCB0000000418019A Date/Time : 11/11/2003 17:28
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 345.00

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DBS GROUP HOLDINGS

November 10, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 10,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,890,103 10,000	1,469,890,103 10,000	Before Exercise Less Exercise	46,882,316 10,000
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,900,103	1,469,900,103	After Exercise	46,872,316

Outstanding Warrants / TSRs NA.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

me Claire Tham Li Mei
signation Assistant Secretary

Authorised Signature
Date 10 November 2003

closures
A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
Confirmation of despatch of Share / Stock Certificates
Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
Z1018811	KANKIPATI RAJAN RAJU	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Z1018811 Retrieve Details

Identification Type : * PASSPORT

Name : * Kankipati Rajan Raju

Nationality : * INDIAN (354)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248732 Retrieve Address

Block/House No. : 11

Street Name : **NATHAN ROAD**

Unit : # 10 - 01

Building/Estate Name : **REGENCY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	1.00		
Amount of Authorised Share Capital :	5000000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	1469900103.00	86084215.00	0.00
Amount of Paid-up Share Capital :	1469900103.00	86084215.00	0.00

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	
Payment Date :	10/11/2003

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000416209A

Transaction No.	Company Registration No.	Company Name
C030448664	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000416209A Date/Time : 10/11/2003 16:26
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS

November 6, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 55,300 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

In respect of each class of securities to furnish the following details

Ordinary

Class of Security	Par Value	Authorised Capital	Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,469,834,803	1,469,834,803	Before Exercise	46,937,616
			Add Exercise	55,300	55,300	Less Exercise	(55,300)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,890,103	1,469,890,103	After Exercise	46,882,316

Outstanding Warrants / TSRs NA

Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

ne Jeannie Hui

ignation Assistant Secretary

Authorised Signature

Date 6/11/03

losures

A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies

Confirmation of despatch of Share / Stock Certificates

Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")

Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares

\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
55,300	$10.40	$575,120.00	
55,300	Total value of shares exercised =	$575,120.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55300		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S01424001 [Retrieve Details]

Identification Type : * NRIC

Name : * OON KUM LOON NEE KOH KUM LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437604 [Retrieve Address]

Block/House No. : 3

Street Name : **PEACH GARDEN**

Unit : # -

Building/Estate Name : **PEACH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.*

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 55300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469890103.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469890103.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000411317A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 06/11/2003 09:02

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

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ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 1,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,469,833,803	1,469,833,803	Before Exercise	46,938,616
			Add Exercise	1,000	1,000	Less Exercise	(1,000)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,834,803	1,469,834,803	After Exercise	46,937,616

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Jeannie Hui
Designation Assistant Secretary

Authorised Signature [signature]
Date 6/11/03

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

** You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.*

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469834803.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469834803.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000411140A

Date/Time : 05/11/2003 18:32

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS

November 3, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
153
WASH. D.C. SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246

enc.

Application Form For Listing of Securities Arising From Conversion of Non-Voting Convertible Preference Shares - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 945 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,817,858	1,469,817,858
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	945	945
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,818,803	1,469,818,803

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature : [signature]

Designation : Assistant Secretary

Date : 3 Nov '03

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	945		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

- (●) Option 1 - Statement containing particulars of shares allotted otherwise than for cash
- ( ) Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 31/10/2003 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

- ( ) pursuant to a contract not reduced to writing.
- (●) pursuant to a provision in the memorandum or articles.
- ( ) in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

- ○ a contract not reduced to writing.
- ○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) : Pursuant to Article 5 (iii) of M&A

(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

- ○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.
- ○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :

(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration : No consideration. Conversion of NCPS

(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)

b) Brief description of property :

(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid in shares allotted otherwise than for cash : 945 eg. 9999999999.99

Cash 0 eg. 9999999999.99

Amount of debt released or liabilities assumed (including mortgages on property) : 0 eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469818803.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469818803.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000404586A

Date/Time : 31/10/2003 13:07

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

November 5, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 15,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,818,803 15,000	1,469,818,803 15,000	Before Exercise Less Exercise	46,953,616 15,000
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,833,803	1,469,833,803	After Exercise	46,938,616

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature
Date 5/11/2003

Enclosures
- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S00475677 / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0180405G**

Identification Type : * **NRIC**

Name : * SEOW KHENG HEE

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787772 Retrieve Address

Block/House No. : 201

Street Name : **TAGORE AVENUE**

Unit : # -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		15000	15000

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [15000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [04/11/2003] (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469833803.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469833803.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	
Payment Date :	05/11/2003

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000410288A

Transaction No.	Company Registration No.	Company Name
C030442212	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000410288A

Date/Time : 05/11/2003 11:55

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 385.00

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DBS GROUP HOLDINGS

February 19, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,488,981,890	1,488,981,890	Before Exercise	46,100,936
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,488,986,890	1,488,986,890	After Exercise	46,095,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : February 19, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7020273E Retrieve Details

Identification Type : * NRIC

Name : * LIM FOON KEEN JULIET

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
(●) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239107 Retrieve Address

Block/House No. : 40

Street Name : **LLOYD ROAD**

Unit : # 07 - 40

Building/Estate Name : **LLOYD COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1488986890.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1488986890.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	19/02/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000527318A

Transaction No.	Company Registration No.	Company Name
C040060640	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No	: RCB0000000527318A	Date/Time : 19/02/2004 11:57
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,784.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,488,978,890 3,000 1,488,981,890	1,488,978,890 3,000 1,488,981,890	Before Exercise Less Exercise After Exercise	46,103,936 (3,000) 46,100,936

3. Outstanding Warrants/TSRs. : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : February 19, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6807676E [Retrieve Details]

Identification Type : * NRIC

Name : * KOH TECK SAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 730818 [Retrieve Address]

Block/House No. : 818

Street Name : **WOODLANDS STREET 82**

Unit : # 07 - 413

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S69225961 [Retrieve Details]

Identification Type : * NRIC

Name : * HO YUI LUM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589473 [Retrieve Address]

Block/House No. : 900

Street Name : **DUNEARN ROAD**

Unit : # 08 - 14

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S6807676E	KOH TECK SAN	Individual
S6922596I	HO YUI LUM	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1488981890.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1488981890.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000526622A
Date/Time : 18/02/2004 17:19
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,794.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

Application Form For Listing Of Securities Arising From Conversion Of Non-Voting Convertible Preference Shares – Primary Listing

Name of Application: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 13,607,165 ordinary shares of S$1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,470,294,566	1,470,294,566
Preference Shares*	S$1.00	S$500,000,000	Add: Issued Pursuant to conversion	13,607,165	13,607,165
Preference Shares #	S$1.00	S$500,000,000	Resulting Issued & Paid – up Ordinary Share Capital	1,483,901,731	1,483,901,731

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature : ....

Date : 13 February 2004

F:\SECTCORR\ESOP\nvcp.doc

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S00475677 / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13607165		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

(•) Option 1 - Statement containing particulars of shares allotted otherwise than for cash
( ) Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash

Allotment Date : 13/02/2004 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

( ) pursuant to a contract not reduced to writing.
(•) pursuant to a provision in the memorandum or articles.
( ) in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

- a contract not reduced to writing.
- a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) : Pursuant to Article 5(iii) of M&A

(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

- an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.
- an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :

(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration : No Consideration. Conversion of NCPS.

(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)

b) Brief description of property :

(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid in shares allotted otherwise than for cash : 13607165 eg. 9999999999.99

Cash : 0 eg. 9999999999.99

Amount of debt released or liabilities assumed (including mortgages on property) : 0 eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

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Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1483901731.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1483901731.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000521635A
Date/Time : 13/02/2004 16:05
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,824.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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February 6, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,470,140,195 3,000 1,470,143,195	1,470,140,195 3,000 1,470,143,195	Before Exercise Less Exercise After Exercise	46,107,936 (3,000) 46,104,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature : ....

Date : February 6, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$15.30	$45,900.00	
3,000	Total value of shares exercised =	$45,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1179193z Retrieve Details

Identification Type : * NRIC

Name : * TAN YEE LAY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150013 Retrieve Address

Block/House No. : 13

Street Name : **JALAN BUKIT MERAH**

Unit : # 08 - 5042

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1179193Z	TAN YEE LAY	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470143195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470143195.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB RCB GST No: MG-8400000-5
bizFILE

DBS

Febr

BY H

RECEIPT

Receipt No : RCB0000000515007A Date/Time : 09/02
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Singa
2 She
19th F
Unity
Singa

Attn:

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Dear

DBS
APPl

Sno	Code/Description	Unit Price (S$)
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00

Total (S$) :

1

2

3

4

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,114.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Yours

Claire
Vice I
Secre
6878

tlm/an
F:\SEC

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,470,143,195 1,000 1,470,144,195	1,470,143,195 1,000 1,470,144,195	Before Exercise Less Exercise After Exercise	46,104,936 (1,000) 46,103,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : February 9, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1746759Z [Retrieve Details]

Identification Type : * NRIC

Name : * Ong Siew Inn

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598723 [Retrieve Address]

Block/House No. : 11

Street Name : **HUME AVENUE**

Unit : # 04 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1746759Z	ONG SIEW INN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470144195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470144195.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000515299A

Date/Time : 09/02/2004 14:27

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,054.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

January 29, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141(DID)

Enc

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000504265A   Date/Time : 29/01/2004 17:49
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 153.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/01/200 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470140195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470140195.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	29/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000504265A

Transaction No.	Company Registration No.	Company Name
C040034914	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No : RCB0000000504152A
Date/Time : 29/01/2004 17:27
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 163.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000504152A

Transaction No.	Company Registration No.	Company Name
C040034777	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	29/01/2004

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Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 152137779 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S1040609I / DR YEO NING HONG
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | [ ] | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/01/200 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1106362D [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO EE BOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 289417 [Retrieve Address]

Block/House No. : 25

Street Name : **GREENMEAD AVENUE**

Unit : # -

Building/Estate Name : **HILLCREST PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/01/200 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1106362D	KHOO EE BOON	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual
S1106362D	KHOO EE BOON	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470133195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470133195.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS

January 27, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141(DID)

Enc

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

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Return of Allotment of Shares

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0009566D [Retrieve Details]

Identification Type : * NRIC

Name : * LOKE POH KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469977 [Retrieve Address]

Block/House No. : 50

Street Name : **BAYSHORE ROAD**

Unit : # -

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009566D	LOKE POH KUEN	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009566D	LOKE POH KUEN	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470119195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470119195.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	28/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000500623A

Transaction No.	Company Registration No.	Company Name
C040030548	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000500623A

Date/Time : 28/01/2004 10:40

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 203.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

January 27, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adeline Ng
Associate
Secretariat
(65) 6878 6141(DID)

Enc

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, NG MING LOO, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470124195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470124195.00**	**86084215.00**	**0.00**

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	● Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	28/01/2004

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Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000500871A

Transaction No.	Company Registration No.	Company Name
C040030842	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000500871A   Date/Time : 28/01/2004 11:46
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EPs Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 193.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

January 19, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C. 153 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,470,109,195 5,000 1,470,114,195	1,470,109,195 5,000 1,470,114,195	Before Exercise Less Exercise After Exercise	46,138,936 5,000 46,133,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : 19 January 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

Save | Delete Issued Share | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **E4790816**

Identification Type : * **Passport**

Name : * MAK SHING FU

Nationality : * HONG KONG RESIDENT (332)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Block 8,5/F, Flat A, Site 9, Whampoa Garden, Hung Horn,

Kowloon, Hong Kong

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		5000	5000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2004 (dd/mm/yyyy)

Save Reset Delete Back

PAID-UP CAP. ($)
11,990,000
16,000,000

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470114195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470114195.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	19/01/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000494416A

Transaction No.	Company Registration No.	Company Name
C040023209	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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RECEIPT

Receipt No : RCB0000000494416A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 19/01/2004 14:27

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 41.00
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DBS GROUP HOLDINGS

January 16, 2004

Singapore Exchange Securities Trading Ltd
2 Shenton Way
19th Floor
Unity Tower 1
Singapore 066804

Attn: Mr Philip Chan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 6,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 6,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Registry of Companies and Businesses, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

Yours faithfully

Claire Tham (Ms)
Vice President
Secretariat
6878 6076 (DID)

tlm/jw
F:\SECTCORR\ESOP\exercise.doc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,470,103,195	1,470,103,195	Before Exercise	46,144,936
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,470,109,195	1,470,109,195	After Exercise	46,138,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei
Authorised Signature : ....

Designation : Assistant Secretary
Date : January 16, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$14.73	$88,380.00	
6,000	Total value of shares exercised =	$88,380.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1234778B [Retrieve Details]

Identification Type : * NRIC

Name : * TEO EU SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 457229 [Retrieve Address]

Block/House No. : 27

Street Name : **JALAN TUA KONG**

Unit : # -

Building/Estate Name : **JI CHANG VILLA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1234778B	TEO EU SENG	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470109195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470109195.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000492454A Date/Time : 16/01/2004 14:23
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 61.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

January 15, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,470,098,195	1,470,098,195	Before Exercise	46,149,936
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,470,103,195	1,470,103,195	After Exercise	46,144,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : January 14, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$10.40	$52,000.00	
5,000	Total value of shares exercised =	$52,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S00475677 / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

[Save] [Reset] [Back]

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470103195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470103195.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000490880A   Date/Time : 15/01/2004 15:08

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 81.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,470,092,695 2,500 1,470,095,195	1,470,092,695 2,500 1,470,095,195	Before Exercise Less Exercise After Exercise	46,155,436 (2,500) 46,152,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : January 15, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,000	$14.73	$368,250.00	
25,000	Total value of shares exercised =	$368,250.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7318468A [Retrieve Details]

Identification Type : * NRIC

Name : * Tok Geok Peng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
(•) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 760651 [Retrieve Address]

Block/House No. : 651

Street Name : **YISHUN AVENUE 4**

Unit : # 04 - 491

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1296580Z [Retrieve Details]

Identification Type : * NRIC

Name : * Ng Chee Leng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 [Retrieve Address]

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 02 - 06

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1296580Z	NG CHEE LENG	Individual
S7318468A	TOK GEOK PENG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470095195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470095195.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000490624A   Date/Time : 15/01/2004 14:00
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 101.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.93	$38,790.00	
3,000	Total value of shares exercised =	$38,790.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,470,095,195	1,470,095,195	Before Exercise	46,152,936
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,000	3,000	Less Exercise	(3,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,470,098,195	1,470,098,195	After Exercise	46,149,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : January 15, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D279767(5) Retrieve Details

Identification Type : * PASSPORT

Name : * Leung Pik Chun Florence

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat E 23/F 130 Caine Road

Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D279767(5)	LEUNG PIK CHUN FLORENCE	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1470098195.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1470098195.00**	**86084215.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000490737A   Date/Time : 15/01/2004 14:32
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 91.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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